EXHIBIT 12.2

ARCHSTONE-SMITH TRUST
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS

(Dollar amounts in thousands)

	Years Ended December 31,
	2004(1)	2003(1)	2002(1)	2001(1)	2000(1)
Earnings from operations	$131,797	$116,932	$137,947	$100,078	$101,887
Add:
Interest Expense	175,249	160,871	149,538	34,223	53,781

Earnings as adjusted	$307,046	$277,803	$287,485	$134,301	$155,668

Combined fixed charges and Preferred Share dividends:
Interest expense	$175,249	$160,871	$149,538	$34,223	$53,781
Capitalized interest	23,572	26,854	32,377	29,186	37,079

Total fixed charges	198,821	187,725	181,915	63,409	90,860

Preferred Share dividends	10,892	20,997	32,185	25,877	25,340

Combined fixed charges and Preferred Share dividends	$209,713	$208,722	$214,100	$89,286	$116,200

Ratio of earnings to combined fixed charges and Preferred Share dividends	1.5	1.3	1.3	1.5	1.3

(1)	Net earnings from discontinued operations have been reclassified for all periods presented.